HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA 600 PEACHTREE STREET, NE ATLANTA, GEORGIA 30308-2216 TEL 404 • 888 • 4000 FAX 404 • 602 • 9039
December 7, 2009	FILE NO: 64065.000026

VIA EDGAR

Mr. Thomas Kluck
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:	New York Mortgage Trust, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
Filed on December 7, 2009
Registration No. 333-162654

Dear Mr. Kluck:

As counsel to New York Mortgage Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-162654) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated November 20, 2009.

For convenience of reference, each Staff comment contained in your November 20, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.
We note that on page 41 of your Registration Statement on Form S-3, you did not properly incorporate future filings prior to the effective date pursuant to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.  Therefore, please file an amendment that specifically incorporates your Form 10-Q for the Fiscal Quarter Ended September 30, 2009.

RESPONSE:  The Company has revised the disclosure on pages 41 and 42 of Amendment No. 1 in response to the Staff’s comment.

Mr. Thomas Kluck
December 7, 2009

2.	Please file updated consents as appropriate.

RESPONSE: The Company has filed an updated consent as Exhibit 23.1 to Amendment No. 1 in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (404) 888-4077.

Very truly yours,

/s/ Christopher C. Green

Christopher C. Green

cc:	Steven R. Mumma
Daniel M. LeBey
Adam F. Turk